[redacted]

SI 10027226 IMISSION

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SEC Mail Processing Section
FEB 23 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passco Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Corporate Park, #200
(No. and Street)

Irvine (City) CA (State) 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank and Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave., Ste 1010 (Address) Santa Ana (City) CA (State) 92705 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas B. Jahncke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passco Capital, Inc., as of February 22, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

S. FREY
Commission # 1696735
Notary Public - California
Orange County
My Comm. Expires Sep 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASSCO CAPITAL, INC.

INDEPENDENT AUDITORS' REPORT

December 31, 2009 and 2008

PASSCO CAPITAL, INC.

December 31, 2009 and 2008

TABLE OF CONTENTS

	Page Number
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of financial condition	2
Statements of income	3
Statements of changes in stockholder's equity	4
Statements of changes in liabilities subordinated to claims of general creditors	5
Statements of cash flows	6
Notes to financial statements	7 – 8
ADDITIONAL INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Statement Under Rule 17a-5(d)(4) of the Securities and Exchange Commission	10
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	11
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Report on Internal Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	13 – 14

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Passco Capital, Inc.
Irvine, California

We have audited the accompanying statements of financial condition of Passco Capital, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Passco Capital, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 4, 2010

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

PASSCO CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS

	2009	2008
Cash and cash equivalents	$ 118,413	$ 113,786
Income taxes receivable	1,872	2,235
Prepaid expenses	-	416
Total assets	$ 120,285	$ 116,437

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Liabilities		
Accounts payable	$ 200	$ 420
Total liabilities	200	420
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	8,000	8,000
Retained earnings	102,085	98,017
Total stockholder's equity	120,085	116,017
Total liabilities and stockholder's equity	$ 120,285	$ 116,437

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenue		
Sales commissions	$ 2,041,452	$ 4,191,593
Due diligence fee	154,476	305,315
Lead underwriter fee	282,041	353,091
Marketing allowance	281,886	578,496
Other income	-	37
Total revenue	2,759,855	5,428,532
Operating expenses		
Broker dealer expenses	45	100
Commissions	2,013,582	4,079,145
Consulting fees	199,520	370,120
Due diligence	258,433	422,657
Marketing allowance	230,769	472,421
Miscellaneous fees	13,216	16,786
Office expenses	22,354	22,438
Outside services	16,440	30,039
Total operating expenses	2,754,359	5,413,706
Income before provision for income taxes	5,496	14,826
Provision for income taxes	1,428	4,290
Net income	$ 4,068	$ 10,536

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2007	$ 10,000	$ 8,000	$ 87,481	$ 105,481
Net income	-	-	10,536	10,536
Balances, December 31, 2008	10,000	8,000	98,017	116,017
Net income	-	-	4,068	4,068
Balances, December 31, 2009	$ 10,000	$ 8,000	$ 102,085	$ 120,085

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
December 31, 2009 and 2008

As of the audited years ended December 31, 2009 and 2008, no subordinated liabilities or agreements exist in the financial statements of Passco Capital, Inc.

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 4,068	$ 10,536
Changes in operating assets and liabilities:		
Income taxes receivable	363	(1,002)
Prepaid expenses	416	2,996
Accounts payable	(220)	(300)
Net cash change from operating activities	4,627	12,230
Net change in cash and cash equivalents	4,627	12,230
Cash and cash equivalents, beginning of year	113,786	101,556
Cash and cash equivalents, end of year	$ 118,413	$ 113,786

There were no investing or financing activities for the years ended December 31, 2009 and 2008.

Supplemental disclosures of cash flow information

	2009	2008
Cash paid for:		
Income taxes	$ 1,065	$ 4,290

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 1 – Summary of significant accounting policies

Organization and nature of business

The Company, a California corporation, was incorporated on March 16, 1998, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of undivided tenant-in-common, Delaware statutory trust and LLC membership interests.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Stockholder's equity

The stockholder's equity consists of retained earnings and common stock outstanding. There are 18,000 shares of common stock authorized with 18,000 shares issued and outstanding as of December 31, 2009.

Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

Concentrations of credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2009 and 2008, the Company had net capital of $118,213 and $113,366, respectively, which was $113,213 and 108,366 in excess of its required minimum net capital of $5,000 and $5,000. The Company's aggregate indebtedness to net capital ratio was 0.17% and 0.37% at December 31, 2009 and 2008, respectively.

Note 3 – Related party transactions

The Company received commissions from Passco Companies, LLC, and affiliates of this entity totaling $2,041,452 and $4,191,593, respectively, from the sale of undivided tenant-in-common, Delaware statutory trust and LLC membership interests for the years ended December 31, 2009 and 2008.

The Company had entered into an expense sharing agreement with Passco Companies, LLC, under which Passco Companies, LLC would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. During the years ended December 31, 2009 and 2008, the Company paid $175,000 and $347,000, respectively, for consulting fees not related to the expense agreements.

Note 4 – Income taxes

The provision for income taxes for the years ended December 31, 2009 and 2008, consists of the following:

	2009	2008
Federal	$ 628	$ 2,670
State	800	1,620
Total	$ 1,428	$ 4,290

Note 5 – Subsequent events

Date of management evaluation

Management has evaluated subsequent events through February 4, 2010, the date on which the financial statements were available to be issued.

PASSCO CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

Computation of net capital

	2009	2008
Total stockholder's equity	$ 120,085	$ 116,017
Deduct nonallowable assets:	1,872	2,651
Net capital	$ 118,213	$ 113,366

Aggregate indebtedness

	2009	2008
Items included in statement of financial condition:		
Other accounts payable	$ 200	$ 420
Total aggregate indebtedness	$ 200	$ 420
Ratio: Aggregate indebtedness to net capital	0.17%	0.37%

Computation of basic net capital requirement

	2009	2008
Minimum net capital required: Company	$ 5,000	$ 5,000
6-2/3% of total aggregate indebtedness	13	28
Net capital requirement	5,000	5,000
Excess net capital	113,213	108,366
Excess net capital at 1,000 percent	118,193	113,324
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 120,085	$ 113,366

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

PASSCO CAPITAL, INC.
STATEMENTS UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

The audits disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2009 and 2008, with the final audit report attached.

PASSCO CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PASSCO CAPITAL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

February 4, 2010

To the Board of Directors
Passco Capital, Inc.
Irvine, California

In planning and performing our audits of the financial statements of Passco Capital, Inc. (the Company), as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 4, 2010